Lehman & Eilen LLP

Mission Bay Office Plaza, Suite 300

20283 State Road 7

Boca Raton, FL 33498

T: 561-483-2796

F: 561-237-0803

February 8, 2007

VIA EDGAR AND

OVERNIGHT MAIL

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Sonia Barros

Re:	Pipex Pharmaceuticals, Inc. Registration Statement on Form SB-2 Filed on December 14, 2006, File No. 333-139354

Dear Ms. Barros:

Thank you for your recent phone call regarding Pipex Pharmaceuticals, Inc. (the “Company”). Enclosed herein is an amendment to the registration statement updating the Company’s disclosure regarding executive and director compensation for 2006 and to comply with the Commission’s new rules regarding compensation disclosure and related matters adopted on August 11, 2006.

We expect to deliver to you tomorrow morning by facsimile a request for acceleration of effectiveness.

Thank you for your assistance in connection with this filing.

Sincerely,
/s/ Hank Gracin Hank Gracin

HG:ckg

cc: Pipex Pharmaceuticals, Inc.